

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Dongfeng Wang
Chief Executive Officer
Prime Number Holding Limited
1129 Northern Blvd., Suite 404
Manhasset, NY 11030

>   **Re: Prime Number Holding Limited**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed June 21, 2023**
>   **File No. 333-271994**

Dear Dongfeng Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed June 21, 2023

General

1.   We note your revisions in response to prior comment 1. Clause (iv) in the second paragraph of the cover page continues to indicate that rights will be issued by PubCo, contrary to your revisions. Please reconcile. If rights or shares "converted" from those rights will be issued in the transaction, ensure you fee table includes those securities. In this regard, the fee table you previously filed does not appear to include the shares you mention in your revisions. Please also explain what are the "corporate actions" that will be taken to permit the rights to be converted into shares of PubCo.

Index of Financial Statements, page F-1

2.   We note that the audited financial statements of noco-noco Pte. Ltd. are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: The company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Signatures, page II-6

3.   Please revise to include the second paragraph of text required on the signatures page to Form F-4 and all required signatures.

 You may contact Andi Carpenter at (202) 551-3645 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Arila Zhou